Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

January 31, 2005

TABLE OF CONTENTS

PAGE

Notice to Reader

1

Consolidated Balance Sheet

2

Consolidated Statement of Operations and Deficit

3

Consolidated Statement of Cash Flows

4

Notes to the Financial Statements

5 - 13

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated March 31, 2005.

signed “Ken Powell”

President and CEO

signed “Margo Kaufmann”

CFO

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Interim Balance Sheet
(unaudited - prepared by management)
(Canadian Dollars)
	January 31,	October 31,
	2005	2004
ASSETS	(Unaudited)	(Audited)
CURRENT
Cash and cash equivalents	$ -	$ -
Goods and services tax receivable	12,450	11,663
Loan receivable (Note 3)	62,735	62,735
	75,185	74,398
Property and equipment (Note 4)	22,356	19,055
	$ 97,541	$ 93,453
LIABILITIES
CURRENT
Bank indebtedness	$ 20,540	$ 2,236
Accounts payable and accrued liabilities	88,039	172,446
Loans and advances (Note 5)	48,441	223,962
	157,020	398,644
CAPITAL DEFICIENCY
Share capital (Note 6)	4,292,434	3,948,594
Contributed surplus (Note 6)	11,200	11,200
Warrants (Note 6)	165,636	116,544
Deficit	(4,528,749)	(4,381,529)
	(59,479)	(305,191)
	$ 97,541	$ 93,453
Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS
....(signed) Philip Carozza, II,.... Director
....(signed) Robert F. Roddick,.. Director

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Operations and Deficit
(Unaudited prepared by management)
	three months ended
	January 31,
	2005	2004
Software and subscription sales	$ -	$ -
EXPENSES
Advertising, marketing and promotion	3,182	-
Amortization	1,429	378
Bank charges and Interest	191	150
Management and consulting fees (note 7)	29,500	13,270
Office and miscellaneous	8,891	1,533
Professional Fees	25,510	6,452
Rent	8,813	7,875
Shareholder communications	3,468	1,024
Travel	6,236	4,665
Research & Development	60,000	30,000
	-	-
	-	-
	-	-

	147,220	65,347
Loss Before Other Item	(147,220)	(65,347)
Share Compensation (Note 6)		129,500
Net Loss for the Period	(147,220)	(194,847)
DEFICIT, BEGINNING OF PERIOD	(4,381,529)	(3,923,940)
DEFICIT, END OF PERIOD	$(4,528,749)	$(4,118,787)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ 0.02
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	22,212,706	9,812,966

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Cash Flows
(Unaudited)

	three months ended January 31,

	2005	2004
OPERATING
Net loss for the period	$(147,220)	$(194,847)
Adjustments for non-cash items:
Amortization	1,429	378
Share compensation	-	129,500
	(145,791)	(64,969)
Net changes in non-cash working capital balances:	(85,195)	48,039
	(230,986)	(16,930)
INVESTING
Loan receivable		-
Software and systems development		-
(Purchase) sale of property and equipment	(4,729)	-
	(4,729)	-
FINANCING
Private Placement (net of proceeds)	183,124
Loans and advances	34,287	30,149
	217,411	30,149
Foreign exchange loss on cash
held in foreign currency	-	-
DECREASE IN CASH AND
CASH EQUIVALENTS	(18,304)	13,219
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	(2,236)	703
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ (20,540)	$ 13,922
CASH USED IN OPERATING ACTIVITIES
INCLUDES:
Bank charges and interest	$ 191	$ 150

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in Q-1, 2005, has a working capital deficiency of $81,835 ($277,981 – January 31, 2004) and a capital deficiency of $59,479 ($273,349 – January  31, 2004).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 10) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Titan Trading Corp.  All intercompany balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for this plan when the stock options are issued.  Any consideration paid by option holders for the purchase of stock is credited to capital stock.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

3.

LOAN RECEIVABLE

The amount due from a director of the Company is non-interest bearing, unsecured and has no fixed terms of repayment.

4.

PROPERTY AND EQUIPMENT

	January 3,. 2005			October 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$36,397	$14,442	$21,955	$32,068	$ 13,013	$ 19,055
Office Furniture	401	-	401
Software development costs	947,877	947,877	-	947,877	947,877	-
	$984,675	$962,319	$ 22,356	$979,945	$960,890	$ 19,055

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

4.

PROPERTY AND EQUIPMENT (continued)

Asset retirement obligations

Effective November 1, 2003, the Company adopted new Handbook Section 3110, “Asset Retirement Obligations.”  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

5.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment An amount of $48,441 is due to a director of the Company and his associated company.

6.

SHARE CAPITAL

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized 100,000,000 common shares, without par value
Issued and outstanding beginning of year	13,024,965	$3,948,594	9,812,966	$3.715.938	9,812,966	$3.715.938
Private Placements	1,363,667	204,550
Shares for Debt	1,748,408	209,809
Share Issuance	-	(21,426)	-	-	-	-
Issued and outstanding, end of period	16,137,040	$4,341,527	9,812,966	$3.715.938	9,812,966	$3.715.938

At January 31, 2005, 2,100,000 common shares were held in escrow. The release from escrow is based upon the passage of time.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

6.

SHARE CAPITAL (continued)

Stock Option Plan - Employees

Effective November 1, 2002, the Company adopted the recommendations of the CICA for accounting for stock-based compensation.  As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value of the stock at the date of grant and the exercise price at the date of grant.  The exercise price of options granted to employees by the Company is not less than the market value at the date of grant, and consequently, no compensation related to employee stock options has been recorded.

Stock Option Plan - Non-employees

In accordance with CICA Section 3870, compensation for costs for stock options issued to non-employees will be calculated using the Black-Scholes option pricing model. There was no stock options issued in the current quarter.

The Company has options outstanding under the employee plan as follows:

	2005		2004
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,700,000	$ 0.10	360,000	$ 0.25
Granted (a) Cancelled	- -	- -	2,050,000 (710,000)	0.10 -
Outstanding at end of period	1,700,000	$ 0.10	1,700,000	$ 0.10
Exercisable at end of period	1,700,000	$ 0.10	1,700,000	$ 0.10

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

6.    SHARE CAPITAL (continued)

(a)  Equity placements

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to these placements totaled $21,426.

7.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals:

	2005	2004	2003
Management, consulting and administration fees	$ 15,000	$ 35,520	-
Research and development	60,000	30,000	-
Loans receivable (Note 3)	62,735	-	-

At January 31, 2005, $48,441 ( 2004 - $218,533) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount.

8.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature.

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

Three months ended January 31, 2005

9.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current period. All of the Company’s property and equipment is located in Canada.

10.

SUBSEQUENT EVENTS

In February 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

In March 2005, the Company completed a private placement offering in an amount of CDN $120,000 (U.S. $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 U.S.) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 U.S.) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.